EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Historical
	First Three Quarters Ended September 10,	Fiscal Year Ended
	2011	2010	2009	2008	2007	2006
Earnings:
Pre-tax income from continuing operations	2,726	5,642	3,119	1,810	7,068	4,287
Plus: Fixed Charges	323	315	305	838	2,123	1,861
Plus: Amortization of Capitalized Interest	10	10	10	10	1	0
Total:	3,059	5,967	3,434	2,658	9,192	6,148

Fixed Charges:
Interest Expensed	23	-	3	408	1,408	1,415
Amortized premiums, discounts, and capitalized expenses related to indebtedness	58	-	-	-	163	14
Estimated interest within rental expense	242	315	302	430	552	432
Total:	323	315	305	838	2,123	1,861

Ratio of Earnings to Fixed Charges:	9.48	18.93	11.25	3.17	4.33	3.30

For purposes of this table, “earnings” consists of income before income taxes plus fixed charges and less capitalized interest.  “Fixed charges” consists of interest expense and capitalized interest.